# Horror Hub, LLC

## Balance Sheet

As of December 31, 2022

| | TOTAL |
|---|---:|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| Checking (0010) | 8,427.44 |
| Credit Card Refund Received | 0.00 |
| PayPal Account | 2,659.43 |
| Savings (0000) | 10.00 |
| **Total Bank Accounts** | **$11,096.87** |
| Other Current Assets | |
| Inventory Asset | 50,000.00 |
| **Total Other Current Assets** | **$50,000.00** |
| **Total Current Assets** | **$61,096.87** |
| Other Assets | |
| Accumulated Amortization | -1,477.00 |
| Organizational Costs | 5,473.50 |
| StartUp Costs | 7,991.54 |
| **Total Other Assets** | **$11,988.04** |
| **TOTAL ASSETS** | **$73,084.91** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Credit Cards | |
| American Express | 1,955.62 |
| **Total Credit Cards** | **$1,955.62** |
| **Total Current Liabilities** | **$1,955.62** |
| **Total Liabilities** | **$1,955.62** |
| Equity | |
| Owner's Investment | 0.00 |
| Chad Dahlstrom - Contributions | 20,176.56 |
| Chad Dahlstrom - Equity | 11,805.31 |
| Josh Balz - Contributions | 0.00 |
| Josh Balz - Equity | -9,340.71 |
| Nathan Bryner - Contributions | 0.00 |
| Nathan Bryner - Equity | 21,561.95 |
| WeFunder | 65,009.00 |
| **Total Owner's Investment** | **109,212.11** |
| Retained Earnings | 0.00 |
| Net Income | -38,082.82 |
| **Total Equity** | **$71,129.29** |
| **TOTAL LIABILITIES AND EQUITY** | **$73,084.91** |